1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Darius I. Ravangard darius.ravangard@dechert.com +1 202 261 3345 Direct

December 19, 2025

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Attn: Jeffrey W. Long

Re:	Partners Group Lending Fund, LLC

Registration Statement on Form 10 (File No. 000-56792)

Dear Mr. Long:

On behalf of Partners Group Lending Fund, LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the accounting comments you provided to me and Jessica Warshaw of Dechert LLP during a telephonic discussion on December 10, 2025 with respect to your review of the Fund’s registration statement of Form 10 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2025. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the SEC staff (the “Staff”) along with our responses thereto. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Registration Statement.

1.	Comment: In the “Incentive Fee” section on page 19 of the Registration Statement, please consider revising the disclosure to discuss only the Fund’s current investment advisory agreement (the Amended and Restated Investment Advisory Agreement).

Response: The Fund advises the Staff that it has revised such disclosure in the Fund’s amended Registration Statement filed herewith.

December 19, 2025 Page 2

2.	Comment: The Staff notes that the Registration Statement includes financial statements for the period ended June 30, 2025. Please update the Registration Statement to include more recent financial statements.

Response: The Fund advises the Staff that it has revised such disclosure in the Fund’s amended Registration Statement filed herewith.

*        *        *

Should you have any questions regarding this letter, please contact me at (202) 261-3345 or Darius.Ravangard@dechert.com.

Sincerely,

/s/ Darius I. Ravangard
Darius I. Ravangard

2